UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-34804

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of Iao Kun Group Holding Company Limited (the “Company”) relating to the Company’s 2015 Annual Meeting.

Where to Find Additional Information

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the 2015 Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Iao Kun Group Holding Company Limited, Alameda Dr. Carlos D’ Assumpcao No: 181-187, Centro Comercial do Grupo Brilhantismo, 12 Andar T, Macau.

Exhibits

Exhibit No.	Description

99.1	Final Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2015

IAO KUN GROUP HOLDING COMPANY LIMITED

By:	/s/ Vong Hon Kun
Name: Vong Hon Kun
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Final Proxy Statement